UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   1-8382

AB Svensk Exportkredit (Swedish Export Credit Corporation), NYSE Alternext US, LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Västra Trädgårdsgatan 11B, 10327 Stockholm, Sweden

+46-8-613-8300

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Medium-Term Notes, Series D (listed on Schedule I)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐    17 CFR 240.12d2-2(a)(1)

☐    17 CFR 240.12d2-2(a)(2)

☐    17 CFR 240.12d2-2(a)(3)

☐    17 CFR 240.12d2-2(a)(4)

☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒    Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, AB Svensk Exportcredit (Swedish Export Credit Corporation) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized persons.

Date:    November 14, 2008

Registrant: Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation)

By:	/s/ Richard Anund
Name: Richard Anund
Title: Executive Director and Head of Funding

By:	/s/ Per Åkerlind
Name: Per Åkerlind
Title: Executive Director, CFO and Head of Capital Markets

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Schedule I

SECURITY	CUSIP	SYMBOL
U.S.$250,000,000, Medium-Term Notes, Series D, ELEMENTSSM Linked to the Rogers International Commodity Index® – Agriculture Total ReturnSM due October 24, 2022	870297603	RJA
U.S.$250,000,000, Medium-Term Notes, Series D, ELEMENTSSM Linked to the Rogers International Commodity Index® – Energy Total ReturnSM due October 24, 2022	870297306	RJN
U.S.$250,000,000, Medium-Term Notes, Series D, ELEMENTSSM Linked to the Rogers International Commodity Index® – Metals Total ReturnSM due October 24, 2022	870297405	RJZ
U.S.$250,000,000, Medium-Term Notes, Series D, ELEMENTSSM Linked to the Rogers International Commodity Index® – Total ReturnSM due October 24, 2022	870297801	RJI
U.S.$126,300,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the Nikkei 225® Index due April 8, 2009	002546539	NEH
U.S.$79,500,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the Russell 2000® Index due April 6, 2009	002546547	REU
U.S.$17,450,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the MSCI Emerging Markets IndexSM due April 7, 2009	002546513	MIS
U.S.$51,500,000, Medium-Term Notes, Series D, Accelerated Return Bear Market NotesSM Linked to the Consumer Discretionary Select Sector Index due April 6, 2009	002546521	CBJ
U.S.$32,000,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the Russell 1000® Growth Index due May 5, 2009	002546232	RDF
U.S.$72,800,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the Dow Jones Industrial AverageSM due May 6, 2009	002546257	DVK
U.S.$32,500,000, Medium-Term Notes, Series D, Accelerated Return Bear Market NotesSM Linked to the S&P 500® Index due May 5, 2009	002546240	BJV
U.S.$250,000,000, Medium-Term Notes, Series D, ELEMENTSSM Linked to the MLCX Biofuels Index (Exchange Series) – Total Return due February 13, 2023	870297199	FUE
U.S.$250,000,000, Medium-Term Notes, Series D, ELEMENTSSM Linked to the MLCX Grains Index – Total Return due February 14, 2023	870297215	GRU
U.S.$31,800,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the S&P MidCap 400® Index due June 4, 2009	002546430	MHG
U.S.$154,500,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the S&P 500® Index due June 5, 2009	002546422	SAD
U.S.$176,750,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the S&P 500® Index due July 17, 2009	002546372	SQT

SECURITY	CUSIP	SYMBOL
U.S.$19,400,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the S&P 100® Index due August 28, 2009	002546265	ODY
U.S.$55,000,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the S&P 500® Index due August 28, 2009	002546182	AXF
U.S.$16,900,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the Technology Select Sector Index due August 28, 2009	002546190	IWK
U.S.$20,400,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the Dow Jones EURO STOXX 50SM (Price) Index due October 2, 2009	002546174	EOA
U.S.$26,000,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the Russell 2000® Index due October 2, 2009	002546166	RCW
U.S.$121,800,000, Medium-Term Notes, Series D, Accelerated Return NotesSM Linked to the S&P 500® Index due October 2, 2009	002546281	SZI